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VanEck Merk Gold ETF

2025-01-15 VanEck Merk Gold Trust (OUNZ) - Fees

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This pa ge is hosted on the fund section of Merk Funds TH E GOLD ETF THAT DELIVERS VanEck Merk Gold ETF Fund Description The VanEck Merk Gold ETF (the “Trust" or “OUNZ") provides investors with a convenient and cost - efficient way to buy and hold gold through an exchange traded product with the option to take physical delivery of gold. STRATEGIES INSIGHTS & RESEARCH ABOUT MERK Contact Us

Overview Delivery Fees Delivery Fees Taking Delivery Responsible Sourcing FAQ The Processin g Fees for investors taking delivery of their gold ("Delivery Applicants") are comprised of an Exchange Fee and a Delivery Fee . Delivery Fee No Delivery Fee is charged for the delivery of physical gold to destinations in the lower 48 States. Exchange Fee The Exchange Fee below is effective January 17, 2025 and supersedes any previously published Exchange Fees, including those in the prospectus: Documents

Type of Go \ d Bar Fee per Application Fee per Ounce 1oz Mixed Years Phi \ harmonic Go \ d $500 $24.00 99.99% 1oz 2023 Royal Canadian Mint Gold Maple Single Source $500 $34.00 99.99% 1oz 2024 US Mint Gold Eag \ e $500 $114.00 91.67% 1oz 2025 US Mint Gold BuPalo $500 $115.00 99.99% 1oz 2025 Perth Mint Gold Kangaroo $500 $43.00 99.99% 1oz Gold Bar Royal Canadian Mint $500 $31.00 99.99% 1oz Perth Mint Go \ d Bar $500 $25.00 99.99% 1oz 2025 Royal Mint Gold Britannia $500 $43.00 99.99% 1oz 2025 US Mint Gold Eag \ e $500 $115.00 99.99% 1kg Kilo Bars $500 $15.00 99.99% London bars $4,000 $0.00 95.00% - 99.99% Exchange Fee

Sample Exchange Fees 20 During times of high demand for coins in the market, Processing Fees may be updated frequently and may be updated after the time a Delivery Applicant submits an application before it is pre - approved; in this case, the Delivery Applicant may have to pay a higher Processing Fee to have the Delivery Application pre - approved. You may also use our online calculator to determine the number of ounces your shares correspond to. The Exchange Fee covers the cost of exchanging OUNZ shares into gold bars in the form of London Bars which the Trust holds in the vault, as well as the cost of converting London Bars into the gold coins or smaller gold bars that investors may prefer for delivery. The Exchange Fee for gold coins and bars, outside of London Bars, reflects the premium such coins and bars are trading at relative to the spot price of gold. In an effort to keep Exchange Fees predictable, the precious metals dealer will choose coins and bars from inventory regardless of date. Special requests may be accommodated, but are subject to inventory and may be subject to higher fees. We would publish the pricing for special requests on this page, making it available to other investors as well.

Aside from being able to request delivery of London Bars, investors may request to have their shares exchanged for other gold bars and coins, without numismatic value, having a minimum fineness (or purity) of 995 parts per 1 , 000 ( 99 . 5% ) or, for American Gold Eagle gold coins, with a minimum fineness of 91 . 67% . All fees are subject to change upon notice and the Sponsor may waive or reduce the Exchange Fees from time to time. Ready to take delivery? Please click here. Trading fees and other costs may apply. (*) If an investor redeems some or all of its shares in exchange for the underlying gold (including American Gold Eagle Coins) represented by the redeemed shares, the exchange will generally not be a taxable event for the investor (except with respect to any Cash Proceeds). A subsequent sale of the gold received by the investor will be a taxable event. For details, please see "Taxation of U.S. Investors" in the prospectus. A delivery applicant must submit a delivery application and payment for the processing and delivery fees to cover the cost of preparing and transporting the gold. The delivery of physical gold to applicants may take considerable time and the delay in delivery could result in losses if the price of gold declines. A share submission is irrevocable.

The material must be preceded or accompanied by a prospectus. Before investing you should carefully consider the VanEck Merk Gold ETF's (the "Trust" or "OUNZ") investment objectives, risks, charges and expenses.

Investing involves significant risk, including possible loss of principal. The Trust is not an investment company registered under the Investment Company Act of 1940 or a commodity pool for the purposes of the Commodity Exchange Act. Shares of the Trust are not subject to the same regulatory requirements as mutual funds. Because shares of the Trust are intended to reflect the price of the gold held in the Trust, the market price of the shares is subject to fluctuations similar to those affecting gold prices. Additionally, shares of the Trust are bought and sold at market price, not at net asset value ("NAV"). Brokerage commissions will reduce returns.

The request for redemption of shares for gold is subject to a number of risks including but not limited to the potential for the price of gold to decline during the time between the submission of the request and delivery. Delivery may take a considerable amount of time depending on your location.

Commodities and commodity-index linked securities may be affected by changes in overall market movements and other factors such as weather, disease, embargoes, or political and regulatory developments, as well as trading activity of speculators and arbitrageurs in the underlying commodities.

Trust shares trade like stocks, are subject to investment risk and will fluctuate in market value. The value of Trust shares relates directly to the value of the gold held by the Trust (less its expenses), and fluctuations in the price of gold could materially and adversely affect an investment in the shares. The price received upon the sale of the shares, which trade at market price, may be more or less than the value of the gold represented by them. The Trust does not generate any income, and as the Trust regularly issues shares to pay for the Sponsor's ongoing expenses, the amount of gold represented by each Share will decline over time. Investing involves risk, and you could lose money on an investment in the Trust. For a more complete discussion of the risk factors relative to the Trust, carefully read the prospectus.

This content is published in the United States for residents of specified countries. Investors are subject to securities and tax regulations within their applicable jurisdictions that are not addressed on this content. Nothing in this content should be considered a solicitation to buy or an offer to sell shares of any investment in any jurisdiction where the offer or solicitation would be unlawful under the securities laws of such jurisdiction, nor is it intended as investment, tax, financial, or legal advice. Investors should seek such professional advice for their particular situation and jurisdiction. The sponsor of the Trust is Merk Investments LLC (the "Sponsor"). VanEck provides marketing services to the Trust. All rights reserved. All trademarks, service marks or registered trademarks are the property of their respective owners.

The VanEck Merk Gold ETF (the “Trust” or "OUNZ") provides investors with a convenient and cost - efficient Insig hts & Research About Merk (650) 323 4341 way to buy and hold gold through an exchange traded product with the option to take physical delivery of gold. 2025 Merk Investments LLC